UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 2, 2026 (June 30, 2026)

ALCOA CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-37816	81-1789115
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

201 Isabella Street, Suite 500 Pittsburgh, Pennsylvania	15212-5858
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (412) 315-2900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	AA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On June 30, 2026, Alcoa Corporation (“Alcoa”, or the “Company”) entered into an Umbrella Implementation Deed, (the “Deed”), dated as of June 30, 2026, to acquire South32 Limited’s (“South32”) interests in bauxite mine, alumina refinery and aluminum smelter operations (the “Sale Businesses”). Pursuant to the Deed, and subject to the terms and conditions set forth therein, certain subsidiaries of Alcoa will purchase from certain subsidiaries of South32 all of South32’s interests in the Sale Businesses (the “Transaction”).

The aggregate upfront consideration consists of $3.1 billion in cash (subject to certain adjustments) and approximately 17 million shares of Alcoa common stock (which may, in part, be delivered in the form of Alcoa CHESS Depositary Interests (“CDIs”)) with an agreed value as of the execution of the Deed of approximately $1 billion (based on the 10-day volume weighted average price as of June 26, 2026 of $58.79 per share) and representing approximately 6% ownership of Alcoa’s outstanding shares post issuance (the “Share Consideration”). At least half of the Share Consideration will be distributed directly to South32’s shareholders via an in-specie distribution and the remaining Share Consideration will be salable by South32 in an orderly manner.

Under the Deed, Alcoa has also agreed to pay South32 up to an aggregate $750 million in cash contingent on average alumina and aluminum prices exceeding the respective agreed strike prices for each of four successive, annual periods, commencing on July 1, 2026 (the “Contingent Value Right”). Subject to the applicable terms and conditions set forth in the Deed, all, some or none of the Contingent Value Right may be paid at the end of each of the four annual periods and will expire at the end of the fourth annual period.

Closing of the Transaction is subject to the satisfaction or waiver (if applicable) of certain conditions, including approval by South32’s shareholders of the Transaction, receipt of certain required regulatory approvals and other customary closing conditions. The Transaction is expected to close in the first half of 2027.

The Deed contains customary representations and warranties, covenants and indemnification obligations for transactions of this nature. In addition, the Deed provides that, (i) South32 will be required to make a payment of $41 million or $82 million, as applicable, to Alcoa if the Deed is terminated under certain specified circumstances, including due to failure to receive South32’s shareholder approval, in connection with receipt and acceptance of an unsolicited superior proposal or failure to receive certain regulatory approvals, and (ii) Alcoa will be required to make a payment of $82 million to South32 if the Deed is terminated under certain specified circumstances, including due to failure to receive certain regulatory approvals.

The foregoing description of the Transaction and the Deed does not purport to be complete and is qualified in its entirety by reference to the full text of the Deed, which is filed as Exhibit 2.1 to this Current Report on Form 8-K, and is incorporated herein by reference. A copy of the Deed has been included to provide investors with information regarding its terms and is not intended to provide any factual information about Alcoa or South32.

The Deed contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of specified dates. The representations and warranties in the Deed reflect negotiations between the parties to the Deed and are not intended as statements of fact to be relied upon by Alcoa’s or South32’s stockholders or any other person. In particular, the representations, warranties, covenants and agreements in the Deed may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Deed, and having been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Deed may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Deed, and unless required by applicable law, Alcoa undertakes no obligation to update such information.

Debt Financing

Alcoa has also secured fully committed financing for the Transaction as further described under Item 8.01 below.

Item 8.01	Other Events.

Debt Financing

In connection with entering into the Deed, on June 30, 2026, Alcoa entered into a commitment letter (the “Bridge Commitment Letter”) with Goldman Sachs Bank USA (the “Commitment Party”), pursuant to which the Commitment Party has agreed, subject to the terms and conditions set forth therein, to provide Alcoa with certain committed financing in order to fund all or a portion of the cash consideration payable at the closing of the Transaction pursuant to the Deed and to pay related fees and expenses.

The Bridge Commitment Letter provides for a senior unsecured 364-day bridge term loan credit facility (the “Bridge Facility”) in an aggregate principal amount of up to $3.1 billion. The Bridge Facility is intended to be available to Alcoa to finance, together with other sources of funds, the acquisition and related fees and expenses in connection with the Transaction, in the event that Alcoa has not obtained the Permanent Financing (as defined below) on or prior to the closing of the Transaction. The Bridge Facility is subject to customary conditions precedent to funding, including the consummation of the Transaction materially in accordance with the terms of the Deed and other customary funding conditions for facilities of this type. The Bridge Facility contains customary representations, warranties, covenants and indemnification provisions for transactions of this nature.

The Bridge Commitment Letter also contemplates that Alcoa will seek to obtain permanent financing in the form of senior unsecured debt securities in a public or private offering prior to the closing of the Transaction (collectively, the “Permanent Financing”). Commitments under the Bridge Facility will be reduced by the amount of any Permanent Financing as well as the proceeds of certain asset sales and certain other events. The receipt of financing by Alcoa is not a condition to Alcoa’s obligation to consummate the Transaction.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1*†	Umbrella Implementation Deed, dated as of June 30, 2026, by and among, inter alios, Alcoa Corporation and South32 Limited

104	Cover Page Interactive Data File, formatted in inline XBRL.

*	Certain schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Alcoa agrees to furnish supplementally to the U.S. Securities and Exchange Commission (the “SEC”) a copy of any omitted schedule or exhibit upon request.
†	Portions of this exhibit have been redacted pursuant to Item 601(b)(2) of Regulation S-K. Alcoa agrees to furnish supplementally to the SEC an unredacted copy of the exhibit upon request.

Forward-Looking Statements

This Current Report on Form 8-K contains statements that relate to future events and expectations and as such constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include those containing such words as “aims,” “ambition,” “anticipates,” “believes,” “could,” “develop,” “endeavors,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “outlook,” “potential,” “plans,” “projects,” “reach,” “seeks,” “sees,” “should,” “strive,” “targets,” “will,” “working,” “would,” or other words of similar meaning. All statements by Alcoa that reflect expectations, assumptions or projections about the future, other than statements of historical fact, are forward-looking statements, including, without limitation, statements regarding the proposed Transaction; the ability of the parties to complete the proposed Transaction on the expected timeline or at all considering the closing conditions; the expected benefits of the proposed Transaction, including the anticipated synergies and earnings per share and free cash flow accretion; the competitive ability and position following completion of the proposed Transaction; the ability to complete any proposed debt financing in connection with the proposed Transaction; forecasts concerning global demand growth for bauxite, alumina, and aluminum, and supply/demand balances; statements, projections or forecasts of future or targeted financial results, or operating performance (including our ability to execute on strategies related to environmental, social and governance matters); statements about strategies, outlook, and business and financial prospects (including related to production and shipments); and statements about capital allocation and return of capital. These statements reflect beliefs and assumptions that are based on Alcoa’s perception of historical trends, current conditions, and expected future developments, as well as other factors that management believes are appropriate in the circumstances. Forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and changes in circumstances that are difficult to predict. Although Alcoa believes that the expectations reflected in any forward-looking statements are based on reasonable assumptions, it can give no assurance that these expectations will be attained and it is possible that actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Such risks and uncertainties include, but are not limited to: (a) the non-satisfaction or non-waiver, on a timely basis or otherwise, of one or more closing conditions to the proposed Transaction; (b) the prohibition or delay of the consummation of the proposed Transaction by a governmental entity; (c) the risk that the proposed Transaction may not be completed in the expected time frame or at all; (d) unexpected costs, charges or expenses resulting from the proposed Transaction; (e) uncertainty of the expected financial performance following completion of the proposed Transaction; (f) uncertainty of any contingent payment required to be made in connection with the proposed Transaction following completion; (g) failure to realize the anticipated benefits of the proposed Transaction; (h) the occurrence of any event that could give rise to termination of the proposed Transaction; (i) potential litigation in connection with the proposed Transaction or other settlements or investigations that may affect the timing or occurrence of the contemplated Transaction or result in significant costs of defense, indemnification and liability; (j) the impact of global economic conditions on the aluminum industry and aluminum end-use markets; (k) volatility and declines in aluminum and alumina demand and pricing, including global, regional, and product-specific prices, or significant changes in production costs which are linked to the London Metal Exchange (LME) or other commodities; (l) the disruption of market-driven balancing of global aluminum supply and demand by non-market forces; (m) competitive and complex conditions in global markets; (n) our ability to obtain, maintain, or renew permits or approvals necessary for our mining operations; (o) rising energy costs and interruptions or uncertainty in energy supplies; (p) unfavorable changes in the cost, quality, or availability of raw materials or other key inputs, or by disruptions in the supply chain; (q) economic, political, and social conditions, including the impact of trade policies, tariffs, and adverse industry publicity; (r) legal proceedings, investigations, or changes in foreign and/or U.S. federal, state, or local laws, regulations, or policies; (s) changes in tax laws or exposure to additional tax liabilities; (t) climate change, climate change legislation or regulations, and efforts to reduce emissions and build operational resilience to extreme weather conditions; (u) disruptions in the global economy caused by ongoing regional conflicts and wars; (v) fluctuations in foreign currency exchange rates and interest rates, inflation and other economic factors in the countries in which we operate; (w) global competition within and beyond the aluminum industry; (x) our ability to achieve our strategies or expectations relating to environmental, social, and governance considerations; (y) claims, costs, and liabilities related to health, safety and environmental laws, regulations, and other requirements in the jurisdictions in which we operate; (z) liabilities resulting from impoundment structures, which could impact the environment or cause exposure to hazardous substances or other damage; (aa) dilution of the ownership position of the Company’s stockholders (including as a result of the proposed Transaction), price volatility, and other impacts on the price of Alcoa common stock by the secondary listing of the Alcoa common stock on the Australian Securities Exchange; (bb) our ability to obtain or maintain adequate insurance coverage; (cc) our ability to execute on our strategy to reduce complexity and optimize our asset portfolio and to realize the anticipated benefits from announced plans, programs, initiatives relating to our portfolio, capital investments, and developing technologies; (dd) our ability to integrate and achieve intended results from joint ventures, other strategic alliances, and strategic business transactions; (ee) significant declines in the market value of our marketable securities; (ff) our ability to fund capital expenditures; (gg) deterioration in our credit profile or increases in interest rates; (hh) impacts on our current and future operations due to our indebtedness and our ability to reduce indebtedness; (ii) our ability to continue to return capital to our stockholders through the payment of cash dividends and/or the repurchase of our common stock; (jj) cyber attacks, security breaches, system failures, software or application vulnerabilities, or other cyber incidents; (kk) labor market conditions, union disputes and other employee relations issues; and (ll) the other risk factors discussed in Alcoa’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 and other reports filed by Alcoa with the Securities and Exchange Commission (“SEC”). Certain illustrative pro forma information included in certain investor materials may differ materially from pro forma information included in SEC filings, including the Registration Statement (as defined below). Alcoa cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These risks, as well as other risks associated with the proposed Transaction, will be more fully discussed in the Registration Statement. Alcoa disclaims any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law. Neither Alcoa nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements.

No Offer or Solicitation

This Current Report on Form 8-K is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information and Where to Find It

This Current Report on Form 8-K relates to the proposed Transaction. In connection with the proposed Transaction, Alcoa plans to file with the SEC relevant materials, including a registration statement on Form S-4 that will include a prospectus of Alcoa (including documents incorporated by reference therein, the “Registration Statement”). This Current Report on Form 8-K is not a substitute for the Registration Statement or any other document that Alcoa may file with the SEC in connection with the proposed Transaction. Before making any investment decision, Alcoa’s investors and stockholders are urged to read the Registration Statement and all relevant documents filed or to be filed with the SEC, as well as any amendments or supplements to those documents, when they become available, because they will contain important information about Alcoa and the proposed Transaction.

Alcoa’s investors and stockholders will be able to obtain a free copy of the Registration Statement, as well as other filings containing information about Alcoa, free of charge, at the SEC’s website (www.sec.gov). Copies of the Registration Statement and other documents filed by Alcoa with the SEC may be obtained, without charge, by contacting Alcoa through its website at https://investors.alcoa.com/.

The internet addresses in this Current Report on Form 8-K are included only as inactive textual references and are not intended to be active links to the information therein. Information contained on such websites or platforms, or that can be accessed therein, do not constitute a part of this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 2, 2026	ALCOA CORPORATION

	By:	/s/ Andrew Hastings
Name: Andrew Hastings Title: Executive Vice President and General Counsel